Wilson Sonsini Goodrich & Rosati Professional Corporation 650 Page Mill Road Palo Alto, California 94304-1050 O: 650.493.9300 F: 650.493.6811

CONFIDENTIAL TREATMENT REQUESTED

BY ALX ONCOLOGY HOLDINGS INC.: ALXO-002

FOIA Confidential Treatment Requested Pursuant to 17 C.F.R. §200.83

The entity requesting confidential treatment is:

ALX Oncology Holdings Inc.

866 Malcolm Road, Suite 100

Burlingame, CA 94010

Attention: Jaume Pons, Ph.D.

Chief Executive Officer

CERTAIN PORTIONS OF THIS LETTER HAVE BEEN OMITTED FROM THE VERSION FILED VIA EDGAR. CONFIDENTIAL TREATMENT HAS BEEN REQUESTED WITH RESPECT TO THE OMITTED PORTIONS. INFORMATION THAT WAS OMITTED IN THE EDGAR VERSION HAS BEEN NOTED IN THIS LETTER WITH A PLACEHOLDER IDENTIFIED BY THE MARK “[*].”

July 2, 2020

VIA EDGAR AND OVERNIGHT DELIVERY

Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, N.E.

Washington, D.C. 20549-3720

Attention:        Ada Sarmento

                        Christine Torney

                        Lynn Dicker

                        Mary Beth Breslin

RE:	ALX Oncology Holdings Inc.
Registration Statement on Form S-1
CIK No. 0001810182; Reg. No. 333-239490

Ladies and Gentlemen:

On behalf of our client, ALX Oncology Holdings Inc. (the “Company”), we submit this letter in response to Comment 8 of the comments received from the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated June 1, 2020 (the “Comment Letter”), relating to the Company’s Registration Statement on Form S-1 (the “Registration Statement”), originally confidentially submitted in draft form to the Commission on May 5, 2020 and filed via EDGAR on June 26, 2020.

CONFIDENTIAL TREATMENT REQUESTED BY

ALX ONCOLOGY HOLDINGS INC.

AUSTIN    BEIJING    BOSTON    BRUSSELS    HONG KONG    LONDON    LOS ANGELES    NEW YORK    PALO ALTO

SAN DIEGO    SAN FRANCISCO    SEATTLE    SHANGHAI    WASHINGTON, DC    WILMINGTON, DE

Securities and Exchange Commission	CONFIDENTIAL TREATMENT REQUESTED
July 2, 2020	BY ALX ONCOLOGY HOLDINGS INC.: ALXO-002

Because of the commercially sensitive nature of information contained herein, this submission is accompanied by the Company’s request for confidential treatment for selected portions of this letter. The Company has filed a separate letter with the Office of Freedom of Information and Privacy Act Operations in connection with the confidential treatment request, pursuant to Rule 83 of the Commission’s Rules on Information and Requests, 17 C.F.R. § 200.83. For the Staff’s reference, we have enclosed a copy of the Company’s letter to the Office of Freedom of Information and Privacy Act Operations, as well as a copy of this correspondence, marked to show the portions redacted from the version filed via EDGAR and for which the Company is requesting confidential treatment.

For the convenience of the Staff, we have recited the prior comment from the Staff in italicized type and have followed the comment with the Company’s response.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies, Significant Judgments and Estimates

Stock Based Compensation

Determination of the Fair Value of Common Stock, page 83

8.

Once you have an estimated offering price or range, please explain to us how you determined the fair value of the common stock underlying your equity issuances and the reasons for any differences between the most recent valuations of your common stock leading up to the IPO and the estimated offering price. This information will help facilitate our review of your accounting for equity issuances including stock compensation and beneficial conversion features.

Price Range

To assist the Staff in its evaluation of stock-based compensation disclosures and certain other matters, the Company advises the Staff that the Company currently anticipates an approximate pre-stock split price range of $[*] to $[*] per share (the “Price Range”) for an initial public offering (the “IPO”) of the Company’s common stock, with a midpoint of the anticipated Price Range of approximately $[*] per share (the “Midpoint Price”). The Company anticipates implementing a reverse stock split in connection with the IPO and will present post-stock split share numbers and per-share price information in the amendment of the Registration Statement that includes the price range. This response letter presents all share numbers and per-share price information on the pre-stock split basis.

The Price Range has been determined based on a number of factors, including the progress of the Company’s preclinical studies and clinical trials, other developments in the Company’s business, input received from the Company’s “testing the waters meetings,” current market conditions, including as a result of the disruptions and volatility in the market due to the COVID-19 pandemic, and input received from Jefferies LLC, Credit Suisse Securities (USA) LLC, Piper Sandler & Co. and Cantor Fitzgerald & Co. (the “Underwriters”), including discussions that took place on June 30, 2020 among representatives of the Company and representatives of the Underwriters.

CONFIDENTIAL TREATMENT REQUESTED BY

ALX ONCOLOGY HOLDINGS INC.

Securities and Exchange Commission	CONFIDENTIAL TREATMENT REQUESTED
July 2, 2020	BY ALX ONCOLOGY HOLDINGS INC.: ALXO-002

The Price Range does not consider any discount for the current lack of liquidity for the Company’s common stock and assumes a successful IPO with no weighting attributed to any other outcome for the Company’s business, such as remaining a privately held company or being sold in an acquisition transaction. As is typical for IPOs, the Price Range was not derived using a formal determination of fair value, but was determined as a result of discussions among representatives of the Company and the Underwriters. During these discussions, the parties considered quantitative factors, as well as non-quantitative factors, such as the valuations of the Company in its Series C convertible preferred stock financing; the valuations of recently completed public offerings and evaluating those issuers’ respective stages of development as compared to the Company; current market conditions, including the volatility, disruptions and uncertainty caused by the COVID-19 pandemic and its impact on the capital markets; recent strategic and collaboration transactions in the life sciences/biotechnology industry, including for oncology therapeutic companies such as those also targeting CD47; and the current valuations of public companies at a similar stage of clinical development as the Company, taking into account the number of programs of those companies as compared to the Company. Prior to June 30, 2020, the Underwriters had not provided the Company with a specific estimated price range.

The actual bona fide price range to be included in the Registration Statement has not yet been determined and remains subject to adjustment based on further discussions between the Company and the Underwriters, developments in the Company’s business, market conditions and other factors that are outside of the Company’s control. However, the Company believes the actual bona fide price range will be within the Price Range. In addition, the actual bona fide price range to be included in the Registration Statement will be reflected in an amendment to the Registration Statement that will be filed before the commencement of the road show and will comply with the Staff’s interpretation regarding the parameters of a bona fide price range.

Equity Grants and Common Stock Valuation

As stated in the Registration Statement, the Company has granted stock-based awards, consisting of stock options, to its employees, directors and other service providers. References in this letter to the “Company” in periods prior to April 1, 2020 are to ALX Oncology Limited, an Irish private company limited by shares. On April 1, 2020, the Company effected a corporate reorganization (the “Reorganization”) whereby ALX Oncology Holdings Inc., a newly incorporated Delaware corporation, was formed and became the parent entity of ALX Oncology Limited, and the shareholders, warrantholders and optionholders of ALX Oncology Limited became stockholders, warrantholders and optionholders holding the same number of shares, warrants and/or options in ALX Oncology Holdings Inc. as they did in ALX Oncology Limited immediately prior to the reorganization. These shares, warrants and options of ALX Oncology Holdings Inc. were issued at the same respective fair market values at which the corresponding shares, warrants and options of ALX Oncology Limited were originally issued.

The Company accounts for stock-based compensation by measuring and recognizing compensation expense for all stock-based payments made to employees, directors and non-employees based on estimated grant-date fair values and recognizes compensation expense for those awards over the requisite service period, which is generally the vesting period of the respective award. Generally, the Company issues stock options with only service-based vesting conditions and records the expense for these awards using the straight-line method.

CONFIDENTIAL TREATMENT REQUESTED BY

ALX ONCOLOGY HOLDINGS INC.

Securities and Exchange Commission	CONFIDENTIAL TREATMENT REQUESTED
July 2, 2020	BY ALX ONCOLOGY HOLDINGS INC.: ALXO-002

The Registration Statement describes the Company’s use of the Black-Scholes option-pricing model (“Black-Scholes”) for the purpose of calculating the estimated grant date fair value of the stock options. The Company’s board of directors (the “Board”), with input from management, determined the estimated fair value per share of the Company’s common stock for financial reporting purposes to be as follows:

Valuation Date	Date of Underlying Valuation Report	Estimated Fair Value Per Share of Common Stock	Valuation Method
April 15, 2019	September 27, 2019	$0.29	OPM
February 10, 2020	March 13, 2020	$0.62	Hybrid OPM/PWERM
April 1, 2020	April 22, 2020	$0.73	Hybrid OPM/PWERM
May 18, 2020	June 2, 2020	$0.85	Hybrid OPM/PWERM
June 15, 2020	June 23, 2020	$1.07	Hybrid OPM/PWERM

These estimated fair values per share of common stock were determined after considering valuation reports from an independent third-party valuation firm as well as other objective and subjective factors as appropriate, including the progress of the Company’s preclinical studies and clinical trials; the Company’s stage of development and programs; the Company’s cash burn and cash balances; the value of public companies with similar profiles to the Company; the issuance of preferred stock and the rights, preferences and privileges of preferred stock as compared to common stock; the need for and market related to additional private financings, such as preferred stock financings; the likelihood of achieving a liquidity event, including an IPO; and the other factors described below. A discussion of each valuation and equity grant since January 1, 2019, along with a comparison of the estimated fair value of the Company’s common stock to the Midpoint Price is set forth below.

CONFIDENTIAL TREATMENT REQUESTED BY

ALX ONCOLOGY HOLDINGS INC.

Securities and Exchange Commission	CONFIDENTIAL TREATMENT REQUESTED
July 2, 2020	BY ALX ONCOLOGY HOLDINGS INC.: ALXO-002

The following table sets forth all equity awards made by the Company from January 1, 2019 to the present:

Grant date	Type of award	Number of shares	Exercise price of options per share	Estimated fair value of common stock per share on grant date (utilized for ASC 718 calculation)
May 29, 2019	Options	389,746	$0.29	$0.29
September 12, 2019	Options	1,860,054	$0.29	$0.29
March 9, 2020	Options	13,274,000	$0.62	$0.62
April 27, 2020	Options	2,780,000	$0.73	$0.73
April 30, 2020	Options	575,000	$0.73	$0.73
May 8, 2020	Options	220,000	$0.73	$0.73
June 3, 2020	Options	575,000	$0.85	$0.85
June 12, 2020	Options	285,000	$0.85	$0.85

April 15, 2019 Valuation

In preparing the April 15, 2019 valuation (reflected in the report issued on September 27, 2019), the Company determined its enterprise value using the option pricing method (“OPM”) “back solve” method. The resulting estimated fair value of the Company’s common stock was $0.29 per share on a non-marketable, minority basis.

In an OPM framework, the “back-solve” method determines the fair value of the Company’s preferred stock and common stock. The back-solve method derives the implied equity value of the Company from a transaction involving the Company’s preferred securities on an arm’s length basis. The Company used assumptions including the expected time to liquidity, risk-free rate and volatility and then solving for the value of such equity such that the value for the most recent financing equals the amount paid. The method was selected as it was concluded that the Company’s Series B convertible preferred stock financing, which was in the process of closing as of the valuation date, was a reasonable indication of value as it was considered to be an arm’s length transaction negotiated by sophisticated investors and the financing terms were fairly negotiated and reasonably reflected the expected economics for the Company going forward. In May 2019, the Company issued and sold an aggregate of 6,690,729 shares of Series B convertible preferred stock at a purchase price of $1.4432 per share for aggregate gross proceeds of approximately $9.6 million.

The Series B convertible preferred stock per share price of $1.4432 was then “back solved” to the capitalization of the Company to arrive at the per share fair market value of the Company’s common stock using the Black-Scholes method as described in the Registration Statement. For the April 15, 2019 valuation, the Company used:

•	an implied equity value of approximately $[*];

CONFIDENTIAL TREATMENT REQUESTED BY

ALX ONCOLOGY HOLDINGS INC.

Securities and Exchange Commission	CONFIDENTIAL TREATMENT REQUESTED
July 2, 2020	BY ALX ONCOLOGY HOLDINGS INC.: ALXO-002

•	a probability-weighted time to exit of 1.5 years after accounting for the Company’s approximation of the time it would take the Company to reach an IPO or merger and acquisition (“M&A”) event;

•	a risk-free interest rate of 2.4% based on the yield of 2.0-year U.S. Treasury bonds as of April 15, 2019, a maturity which closely approximated the forecasted liquidity horizon of the Company; and

•	an estimate for expected volatility of 80.0% based on an analysis of the historical volatility of guideline public companies and factors specific to the Company.

A discount for lack of marketability (“DLOM”) of 40.0% was then applied to account for the lack of an active trading market in the Company’s securities.

Analysis of May 29, 2019 and September 12, 2019 Grants

At May 29, 2019 and September 12, 2019, the Board determined that the estimated fair value of the Company’s common stock was $0.29 per share in consideration of the valuation analysis as of April 15, 2019 and other objective and subjective factors as appropriate, including: the timing of the initiation and the results of the Company’s ongoing and planned future clinical trials; uncertainty as to when the Company would initiate or complete an IPO or M&A event, if at all; and the overall health of the economy and life sciences/biotechnology sectors in general, but offset by considerations related to increased volatility and recent performance of public healthcare stocks relative to the broader market (due to, among other things, recent U.S. political discourse surrounding Medicare, and the U.S. government shutdown and budget sequestration during early 2019 and the impact of such shutdown, and prospect of a future shutdown given the U.S. political environment, on the Company’s ability to progress its product candidates through regulatory approval with the U.S. Food and Drug Administration (“FDA”)). Based on these considerations, the Board concluded that no significant internal or external value-affecting events had taken place between the April 15, 2019 valuation date and each of May 29, 2019 and September 12, 2019 that were not already reflected in the April 15, 2019 valuation.

February 10, 2020 Valuation

In preparing the February 10, 2020 valuation (reflected in the report issued on March 13, 2020), the Company used a hybrid of the OPM and the probability-weighted expected return method (“PWERM”) as described in the Registration Statement. The hybrid method was determined to be the appropriate method to model various exit scenarios for purposes of valuing the Company’s common stock because of the stage of development of the Company and the expected timing of an IPO, factoring in the inherent uncertainty associated with being able to complete an IPO. The resulting estimated fair value of the Company’s common stock was $0.62 per share on a non-marketable, minority basis. The key drivers in the increased price included the following:

CONFIDENTIAL TREATMENT REQUESTED BY

ALX ONCOLOGY HOLDINGS INC.

Securities and Exchange Commission	CONFIDENTIAL TREATMENT REQUESTED
July 2, 2020	BY ALX ONCOLOGY HOLDINGS INC.: ALXO-002

•

continued growth and clinical development of the Company and ALX148, its lead product candidate, including completion of Part 1 of its Phase 1 clinical trial in solid tumors and commencement of Part 2 of the clinical trial;

•	the early commencement of strategizing for an IPO, including the hiring of a Chief Financial Officer with public company experience;

•

the Company’s Series C convertible preferred stock financing, which was in the process of closing as of the valuation date and pursuant to which the Company issued and sold an aggregate of 72,754,989 shares of Series C convertible preferred stock at a purchase price of $1.4432 per share for aggregate gross proceeds of approximately $105.0 million in February 2020; and

•

continued positive overall growth and performance of the economy and strong U.S. equity markets, particularly in the life sciences/biotechnology sectors, tempered by the beginning uncertainty surrounding the COVID-19 pandemic as it spread overseas.

In this valuation, the PWERM was used to address two probability-weighted scenarios: a non-IPO scenario and an IPO scenario. The non-IPO scenario was assigned a weight of 75% and the IPO scenario was assigned a weight of 25%.

For the non-IPO scenario, the Company used the OPM to determine its enterprise value based on the anticipated Series C convertible preferred stock per share price of $1.4432. To calculate the estimated fair market value of the Company’s common stock, the Company used the Black-Scholes method, requiring a series of variables, including the equity value of the Company, time to liquidity event, risk-free rate and volatility. The Company used:

•	an implied equity value of approximately $[*];

•	a probability-weighted time to exit of 2.0 years after accounting for the Company’s approximation of the time it would take the Company to reach an IPO or M&A event;

•

a risk-free interest rate of 1.37% based on the yield of 2.0-year U.S. Treasury bonds as of February 10, 2020, a maturity which closely approximated the forecasted liquidity horizon of the Company; and

•	an estimate for expected volatility of 93.0% based on an analysis of the historical volatility of guideline public companies and factors specific to the Company.

PWERM was applied in the IPO scenario by reviewing information provided by management and indications of recently priced IPOs in the life sciences/biotechnology industry. The IPO scenario assumed that the Company would complete an IPO in July 2020, which represented management’s best estimate of the possible time to complete the IPO. The Company’s equity value was determined based on management’s expectations regarding the Company’s stage of development at the time of the IPO and market data of comparable life sciences/biotechnology public companies. These exit values were allocated

CONFIDENTIAL TREATMENT REQUESTED BY

ALX ONCOLOGY HOLDINGS INC.

Securities and Exchange Commission	CONFIDENTIAL TREATMENT REQUESTED
July 2, 2020	BY ALX ONCOLOGY HOLDINGS INC.: ALXO-002

using the Company’s fully diluted shares under the assumption that all capital stock would convert into common stock at the IPO in order to maximize their financial return, with the convertible preferred stock forfeiting its liquidation preference and other rights as a result of such conversion. The resulting values were then discounted back to present value and weighted against the Company’s Series C convertible preferred stock financing.

A DLOM of 20.0% was applied to the IPO scenario, and a DLOM of 40.0% was applied to the non-IPO scenario. The DLOMs used for both scenarios reflected the Company’s then current estimates of the time to a liquidity event.

Analysis of March 9, 2020 Grants

At March 9, 2020, the Board determined that the estimated fair value of the Company’s common stock was $0.62 per share in consideration of the valuation analysis as of February 10, 2020, and other objective and subjective factors as appropriate, including the fact that the Company had commenced working on its IPO, the continued progress and positive trajectory of the Company’s preclinical studies and clinical trials, the health of the economy and U.S. capital markets and the potential impact of the COVID-19 pandemic on the Company, the economy and U.S. capital markets. In consideration of all these factors, among others, taken together, the Board concluded that no significant internal or external value-affecting events had taken place between the February 10, 2020 valuation date and March 9, 2020 that were not already reflected in the February 10, 2020 valuation.

April 1, 2020 Valuation

In preparing the April 1, 2020 valuation (reflected in the report issued on April 22, 2020), the Company continued to determine the enterprise value of the Company using the hybrid method. The resulting estimated fair value of the Company’s common stock was $0.73 per share on a non-marketable, minority basis. The key drivers in the increased price from the February 10, 2020 valuation included the following:

•	the grant by the FDA of two Fast Track designations for ALX148;

•	continued growth and clinical development of the Company and ALX148;

•	the Company’s completion of the Reorganization;

•	the increased probability of the IPO as the Company commenced preparation for the IPO, including holding the organizational meeting and conducting drafting sessions for the Registration Statement; and

•	recent strategic and collaboration transactions in the life sciences/biotechnology industry, including for oncology therapeutic companies such as those also targeting CD47.

CONFIDENTIAL TREATMENT REQUESTED BY

ALX ONCOLOGY HOLDINGS INC.

Securities and Exchange Commission	CONFIDENTIAL TREATMENT REQUESTED
July 2, 2020	BY ALX ONCOLOGY HOLDINGS INC.: ALXO-002

In this valuation, the PWERM method was used to address two probability-weighted scenarios: a non-IPO scenario and an IPO scenario. The non-IPO scenario was assigned a weight of 65% and the IPO scenario was assigned a weight of 35%.

For the non-IPO scenario, the Company used the OPM to determine its enterprise value based on the Series C convertible preferred stock per share price of $1.4432 and estimated a modest increase in Company value through April 1, 2020. To calculate the estimated fair market value of the Company’s common stock, the Company used the Black-Scholes method, requiring a series of variables, including the equity value of the Company, time to liquidity event, risk-free rate and volatility. The Company used:

•	an implied equity value of approximately $[*];

•	a probability-weighted time to exit of 2.0 years after accounting for the Company’s approximation of the time it would take the Company to reach an IPO or M&A event;

•	a risk-free interest rate of 0.23% based on the yield of 2.0 year U.S. Treasury bonds as of April 1, 2020, a maturity which closely approximated the forecasted liquidity horizon of the Company; and

•	an estimate for expected volatility of 103.0% based on an analysis of the historical volatility of guideline public companies and factors specific to the Company.

PWERM was applied in the IPO scenario by reviewing information provided by management and indications of recently priced IPOs in the life sciences/biotechnology industry. The IPO scenario assumed that the Company would complete an IPO in November 2020, which represented management’s best estimate of the possible time to complete the IPO and had been extended from the expected timeline in the prior valuation report due to the uncertainty growing in the economy and U.S. capital markets as a result of the COVID-19 pandemic. The Company’s equity value was determined based on management’s expectations regarding the Company’s stage of development at the time of the IPO and market data of comparable life sciences/biotechnology public companies. These exit values were allocated using the Company’s fully diluted shares under the assumption that all capital stock would convert into common stock at the IPO in order to maximize their financial return, with the convertible preferred stock forfeiting its liquidation preference and other rights as a result of such conversion. The resulting values were then discounted back to present value and weighted against the Company’s Series C convertible preferred stock financing.

A DLOM of 25.0% was applied to the IPO scenario, and a DLOM of 40.0% was applied to the non-IPO scenario.

Analysis of April 27, 2020, April 30, 2020 and May 8, 2020 Grants

At April 27, 2020, April 30, 2020 and May 8, 2020, the Board determined that the estimated fair value of the Company’s common stock was $0.73 per share in consideration of the valuation analysis as of April 1, 2020, and other objective and subjective factors as appropriate, including the Company’s clinical trials and preclinical studies activity, the Company’s progress on working on its IPO, the current state of

CONFIDENTIAL TREATMENT REQUESTED BY

ALX ONCOLOGY HOLDINGS INC.

Securities and Exchange Commission	CONFIDENTIAL TREATMENT REQUESTED
July 2, 2020	BY ALX ONCOLOGY HOLDINGS INC.: ALXO-002

the economy and U.S. capital markets, particularly in the life sciences/biotechnology sector, including as a result of the impact that the COVID-19 pandemic was having on the Company, the economy and U.S. capital markets, including increased economic uncertainty and market volatility. As a result of these considerations, the Board concluded that no significant internal or external value-affecting events had taken place between the April 1, 2020 valuation date and each of April 27, 2020, April 30, 2020 and May 8, 2020 that were not already reflected in the April 1, 2020 valuation.

May 18, 2020 Valuation

In preparing the May 18, 2020 valuation, the Company continued to determine the enterprise value of the Company using the hybrid method. The resulting estimated fair value of the Company’s common stock was $0.85 per share on a non-marketable, minority basis. The key drivers in the increased price from the April 1, 2020 valuation included the following:

•	continued growth and clinical development of the Company and ALX148; and

•	the increased probability of the IPO as the Company continued preparation for the IPO, including the confidential submission of the Registration Statement on May 5, 2020.

In this valuation, the PWERM method was used to address two probability-weighted scenarios: a non-IPO scenario and an IPO scenario. The non-IPO scenario was assigned a weight of 55% and the IPO scenario was assigned a weight of 45%.

For the non-IPO scenario, the Company used the OPM to determine its enterprise value based on the Series C convertible preferred stock per share price of $1.4432 and estimated a modest increase in Company value through May 18, 2020. To calculate the estimated fair market value of the Company’s common stock, the Company used the Black-Scholes method, requiring a series of variables, including the equity value of the Company, time to liquidity event, risk-free rate and volatility. The Company used:

•	an implied equity value of approximately $[*];

•	a probability-weighted time to exit of 2.0 years after accounting for the Company’s approximation of the time it would take the Company to reach an IPO or M&A event;

•	a risk-free interest rate of 0.18% based on the yield of 2.0 year U.S. Treasury bonds as of May 18, 2020, a maturity which closely approximated the forecasted liquidity horizon of the Company; and

•	an estimate for expected volatility of 102.5% based on an analysis of the historical volatility of guideline public companies and factors specific to the Company.

CONFIDENTIAL TREATMENT REQUESTED BY

ALX ONCOLOGY HOLDINGS INC.

Securities and Exchange Commission	CONFIDENTIAL TREATMENT REQUESTED
July 2, 2020	BY ALX ONCOLOGY HOLDINGS INC.: ALXO-002

PWERM was applied in the IPO scenario by reviewing information provided by management and indications of recently priced IPOs in the life sciences/biotechnology industry. The IPO scenario assumed that the Company would complete an IPO in November 2020, which represented management’s best estimate of the possible time to complete the IPO. The Company’s equity value was determined based on management’s expectations regarding the Company’s stage of development at the time of the IPO and market data of comparable life sciences/biotechnology public companies. These exit values were allocated using the Company’s fully diluted shares under the assumption that all capital stock would convert into common stock at the IPO in order to maximize their financial return, with the convertible preferred stock forfeiting its liquidation preference and other rights as a result of such conversion. The resulting values were then discounted back to present value and weighted against the Company’s Series C convertible preferred stock financing.

A DLOM of 22.5% was applied to the IPO scenario, and a DLOM of 40.0% was applied to the non-IPO scenario.

Analysis of June 3, 2020 and June 12, 2020 Grants

At June 3, 2020 and June 12, 2020, the Board determined that the estimated fair value of the Company’s common stock was $0.85 per share in consideration of the valuation analysis as of May 18, 2020, and other objective and subjective factors as appropriate, including the continuing impact and uncertainty of the COVID-19 pandemic and its effect on the economy and U.S. capital markets. As a result of these considerations, the Board concluded that no significant internal or external value-affecting events had taken place between the May 18, 2020 valuation date and each of June 3, 2020 and June 12, 2020 that were not already reflected in the May 18, 2020 valuation.

The Company has not granted any other equity awards since June 12, 2020.

June 15, 2020 Valuation

While the Company has not granted any other equity awards since June 12, 2020, subsequent to that date the Company prepared another valuation. In preparing the June 15, 2020 valuation (reflected in the report issued on June 23, 2020), the Company continued to determine the enterprise value of the Company using the hybrid method. The resulting estimated fair value of the Company’s common stock was $1.07 per share on a non-marketable, minority basis. The key driver in the increased price from the May 18, 2020 valuation was the increased probability of the IPO.

In this valuation, the PWERM method was used to address two probability-weighted scenarios: a non-IPO scenario and an IPO scenario. The non-IPO scenario was assigned a weight of 35% and the IPO scenario was assigned a weight of 65%.

For the non-IPO scenario, the Company used the OPM to determine its enterprise value based on the Series C convertible preferred stock per share price of $1.4432 and estimated a modest increase in Company value through June 15, 2020. To calculate the estimated fair market value of the Company’s common stock, the Company used the Black-Scholes method, requiring a series of variables, including the equity value of the Company, time to liquidity event, risk-free rate and volatility. The Company used:

•	an implied equity value of approximately $[*];

CONFIDENTIAL TREATMENT REQUESTED BY

ALX ONCOLOGY HOLDINGS INC.

Securities and Exchange Commission	CONFIDENTIAL TREATMENT REQUESTED
July 2, 2020	BY ALX ONCOLOGY HOLDINGS INC.: ALXO-002

•	a probability-weighted time to exit of 2.0 years after accounting for the Company’s approximation of the time it would take the Company to reach an IPO or M&A event;

•	a risk-free interest rate of 0.19% based on the yield of 2.0 year U.S. Treasury bonds as of June 15, 2020, a maturity which closely approximated the forecasted liquidity horizon of the Company; and

•	an estimate for expected volatility of 102.0% based on an analysis of the historical volatility of guideline public companies and factors specific to the Company.

PWERM was applied in the IPO scenario by reviewing information provided by management and indications of recently priced IPOs in the life sciences/biotechnology industry. The IPO scenario assumed that the Company would complete an IPO in November 2020, which represented management’s best estimate of the possible time to complete the IPO. The Company’s equity value was determined based on management’s expectations regarding the Company’s stage of development at the time of IPO and market data of comparable life sciences/biotechnology public companies. These exit values were allocated using the Company’s fully diluted shares under the assumption that all capital stock would convert into common stock at the IPO in order to maximize their financial return, with the convertible preferred stock forfeiting its liquidation preference and other rights as a result of such conversion. The resulting values were then discounted back to present value and weighted against the Company’s Series C convertible preferred stock financing.

A DLOM of 20.0% was applied to the IPO scenario, and a DLOM of 40.0% was applied to the non-IPO scenario.

Comparison of the June 12, 2020 Grant Price and the Midpoint Price

As is typical in an IPO, the Price Range was not derived using a formal determination of estimated fair value but was determined primarily by discussions between the Company and the Underwriters. Among the factors that were considered in setting the Price Range were the following:

•	an analysis of the current step-ups from the last private rounds and typical valuation ranges seen in recent IPOs for clinical-stage life sciences/biotechnology companies;

•	the general condition of the U.S. capital markets and the recent market prices of, and the demand for, publicly traded common stock of generally comparable life sciences/biotechnology companies;

•	an assumption that there would be a receptive public trading market for pre-commercial, clinical-stage life sciences/biotechnology companies such as the Company; and

•	an assumption that there would be sufficient demand for the Company’s common stock to support an offering of the size contemplated by the Company.

The Company notes that the difference between the June 12, 2020 grant price and the Midpoint Price is primarily attributable to the following Company-specific factors and valuation methodology-specific factors:

CONFIDENTIAL TREATMENT REQUESTED BY

ALX ONCOLOGY HOLDINGS INC.

Securities and Exchange Commission	CONFIDENTIAL TREATMENT REQUESTED
July 2, 2020	BY ALX ONCOLOGY HOLDINGS INC.: ALXO-002

Company-Specific Factors

•

Favorable feedback from potential investors following the “testing the waters” meetings that occurred in May and June 2020, which suggested that there was investor interest in the Company at a step-up in valuation. Further positive feedback from potential investors was received through the underwriters most recently on June 25, 2020. This feedback suggests that the market would be receptive to the Company’s IPO despite the early stage status of the Company’s product candidates and the risks of any impact of the COVID-19 pandemic on the Company generally.

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Despite the uncertainty and volatility of the COVID-19 pandemic on the IPO market in particular and capital markets in general, the Company identifying a targeted launch date for the IPO using the remote and virtual communications that are required in the shelter-in-place environment given that the traditional in-person roadshow trips are not available or difficult to arrange at this time, and the Board approving on June 25, 2020 the public filing of the Registration Statement in support of the targeted launch date.

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The Company’s expectations related to its planned Phase 1, including the recent filing of an Investigational New Drug (“IND”) application with the FDA, ongoing Phase 1 and planned Phase 2 clinical trials in the near term, all as fully described in the Registration Statement.

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The Company’s success in scaling up its chemistry, manufacturing and controls processes, demonstrating its ability to produce sufficient quantities of clinical trial materials for use in the Company’s clinical trials.

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The valuations of comparable companies that completed or launched IPOs in 2019 and 2020 to date as well as such companies’ performance in the months following their IPOs, which valuations reflected increases from the last private rounds of equity financing prior to such IPOs, i.e. reflecting step-up multiples in the IPO.

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The successful completion of the IPO would strengthen the Company’s balance sheet, provide access to public equity markets, increase visibility with acquirors, increase the Company’s strategic flexibility and provide enhanced operational flexibility to potentially obtain regulatory approval for and commercialize the Company’s product candidates in various indications.

Valuation Methodology-Specific Factors

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The methodology for determining the May 18, 2020 valuation price that supported the June 12, 2020 grant price incorporated IPO and non-IPO scenarios, not all of which allocate value to the Company’s stockholders on a fully diluted, as-converted to common stock basis. The Midpoint Price assumes with 100% probability that the Company completes an IPO, in connection with which all of the Company’s convertible preferred stock and accumulated dividends will be converted into common stock. This factor is significant because the holders of the Company’s convertible preferred stock currently enjoy substantial economic rights and preferences over the holders of the Company’s common

CONFIDENTIAL TREATMENT REQUESTED BY

ALX ONCOLOGY HOLDINGS INC.

Securities and Exchange Commission	CONFIDENTIAL TREATMENT REQUESTED
July 2, 2020	BY ALX ONCOLOGY HOLDINGS INC.: ALXO-002

stock, including the right to receive dividends prior to any dividends declared or paid on any shares of the Company’s common stock and liquidation payments in preference to holders of the Company’s common stock. The corresponding elimination of the preferences and rights enjoyed by the holders of such convertible preferred stock results in a higher valuation of the common stock.

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The valuation report used in determining the May 18, 2020 valuation price that supported the June 12, 2020 grant price utilized a quantitative methodology to determine the estimated fair value of the Company’s common stock, which may differ from the more qualitative and subjective methodology used by some public market investors to determine the price that they are willing to pay in the IPO. The quantitative methods used in the valuation report, including those summarized above, are both commonly accepted and applied in the valuation community, and are consistent with the methods and guidance in the AICPA Audit and Accounting Practice Aid entitled Valuation of Privately-Held-Company Equity Securities Issued as Compensation.

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The inclusion of other factors by the Underwriters in their valuation models of indicated market values in determining the Price Range, which factors may not have been expressly considered in the Company’s valuations as a private company, are not quantifiable in the Company’s valuation models as a private company or are not objectively determinable by the Company.

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The Price Range represents a future price for shares of the Company’s common stock that, if issued in the IPO, will be immediately freely tradable in a public market, whereas the June 12, 2020 grant price represents a contemporaneous estimate of the fair value of shares that were then illiquid and might never become liquid, and was subject to a DLOM as indicated above.

In conclusion, the Company respectfully submits that the differences between the estimated IPO price (i.e., the Midpoint Price), the exercise price at which it most recently granted stock options (the June 12, 2020 grant price), the latest valuation (the $1.07 valuation price) and the prior valuations are reasonable and that the deemed per share fair values used as the basis for determining stock-based compensation expense in connection with the Company’s grants of equity awards are reasonable and appropriate in light of all of the considerations outlined above. The Company will continue to update its disclosure for all applicable equity-related transactions through the effective date of the Registration Statement. Currently, the Company does not expect to issue any more equity grants prior to the pricing of its IPO and, as disclosed in the Registration Statement, the Company intends to make some equity grants at the time of the pricing of the IPO after effectiveness of the Registration Statement.

* * *

If you require any additional information on the matters contained in this letter, or if we can provide you with any other information that will facilitate your review, please advise us at your earliest convenience. You may reach me at (650) 565-3596 or mcoke@wsgr.com.

CONFIDENTIAL TREATMENT REQUESTED BY

ALX ONCOLOGY HOLDINGS INC.

Securities and Exchange Commission	CONFIDENTIAL TREATMENT REQUESTED
July 2, 2020	BY ALX ONCOLOGY HOLDINGS INC.: ALXO-002

Sincerely,

WILSON SONSINI GOODRICH & ROSATI
Professional Corporation

/s/ Michael Coke Michael Coke

cc:	Jaume Pons, Ph.D., ALX Oncology Holdings Inc.

Peter Garcia, ALX Oncology Holdings Inc.

Jason Trimborn, KPMG LLP

Brittany Bockman, KPMG LLP

Dave Peinsipp, Cooley LLP

Kristin VanderPas, Cooley LLP

Christina Poulsen, Wilson Sonsini Goodrich & Rosati, P.C.

CONFIDENTIAL TREATMENT REQUESTED BY

ALX ONCOLOGY HOLDINGS INC.